## Contact

www.linkedin.com/in/
macraemadeleine (LinkedIn)

## Top Skills

New Business Development
Sales Management
Business Development

## Languages

English (Native or Bilingual)
French (Limited Working)

## Publications

Weekly Newsletter

# Madeleine MacRae

Getting businesses to where they want to GROW!
Phoenix, Arizona, United States

## Summary

Madeleine MacRae is a business and leadership coach who focuses on bringing her clients thought-provoking, practical, usable content that accelerates their implementation and secures their long- and short-term results.  She loves the grit and determination of business owners in the home improvement industry and has dedicated her career to helping them and their teams.

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## Experience

### Homepro Toolbox

Founder / CEO
November 2021 - Present (11 months)
Phoenix, Arizona, United States

Homepro Toolbox is the business resource for home improvement pros who want to build better businesses without wasting their time!
www.homeprotoolbox.com

### MM MacRae Coaching & Consulting

President
October 2015 - Present (7 years)
Landenberg, PA

www.mmmacrae.com

MM MacRae Coaching & Consulting helps catapult enthusiastic entrepreneurs to the level of freedom they've long desired and works with large distribution-based organizations to build business growth programs tailored exactly to their distributors/dealers' needs.

Madeleine works through 1:1 coaching, speaking and a variety of custom-created group programs.

### Somfy U.S.

5 years 3 months

### Exterior Market Manager

December 2013 - January 2015 (1 year 2 months)

Dayton, NJ

• Reporting directly to the North America CEO, responsible for the Exterior Market

• Global Accounts Project Manager and direct manager for several Global Accounts

• Worked closely with international and local product development, sales and administrative teams to set, track and achieve strategic and operational objectives for Global Accounts

• Collaborated with marketing, development and sales teams to execute market approach and targeted growth strategies.

• Contributor to the 5-year Strategic Vision for North American business unit. Worked directly with North American CEO on content and creation of the PPT to be presented to Global Leadership and CEO

### Director of Customer Service and Corporate Training

January 2012 - December 2013 (2 years)

Dayton, NJ

• Member of Strategic Leadership Team- Responsible for monthly updates on all projects and KPI. Gave 3-4 presentations annually on special projects and departmental key success factors

• Re-organized customer service department from 16 generalists to focused specialist teams.  Results: Decrease in complaints and reduction in errors while growing monthly output

• Created a customer-focused environment by eliminating regional divisiveness and fostering interdepartmental collaboration through implementation of unities procedures and strategic alignment across all levels and departments. Results: Decreased duplicated or missed orders and decreased order entry errors

• Launched a VOIP phone system and a Quality Monitoring Program in which agents hit/exceeded ratings in the first 2 months and consistently maintained top level

• Re-Launched a corporately developed Customer Relationship Management tool (Geronimo) and secured a 40% conversion rate on all Call Center Cues within first 6 months of implementation

• Redesigned the educational process and membership criteria for the technical education program for direct and indirect customers

• Redefined structure and flow of internal and external product education into a tiered offering tailored to the specific needs of the trainees

• Spearheaded a Participant-Centered approach to learning and best-practice sharing with key accounts

### National Retail Sales Manager

September 2011 - December 2011 (4 months)

Dayton, NJ

• Reporting to the North America CEO, promoted to a national role and given a seat on the Strategic Leadership Team due to success within a strategic role that required research, application and inter-departmental collaboration
• Managed a team of 12 field representatives
• Researched the customer impact of field team, studied the ROI of the department and reviewed all programs for complete reset and re-visioning of the department
• Upon termination of the program, assisted with the reallocation of the human capital for optimal contributions to the organization in new or existing roles

### Business Development Manager, Internet Sales

January 2011 - September 2011 (9 months)

Dayton, NJ

• Reporting to the Interior Market Manager with a strategic overview team including the National Sales Manager, Marketing Manager and CEO
• Conducted in-depth market research to validate market size, supply chains and market leaders
• Identified key online retailers driving the market and met with owners and top managers to gauge interest in motorization and devise a program to secure the market for Somfy
• Developed a program for the top online window covering retailers that drove marketing asset creation and fabricator participation. Kicked off training and marketing program to targeted retailers

### Regional Sales Manager, South Central United States

November 2009 - February 2011 (1 year 4 months)

• Managed a multi-state territory out of sharp sales decline to positive growth
• Provided training, marketing support and customized tools for products and administrative needs
• Took ownership of education on the complete Somfy product offering, internal systems and full range of marketing and support tools to expedite the ramp-up of territory management

## Independent manufacturing Rep

### Owner

March 2009 - December 2009 (10 months)

• Targeted and won contracts with several manufacturers for exclusive representation of product lines within territory

• Landed and managed 35 customers. Achieved break-even point by 3rd month of business
• Targeted and developed key customers for break-out growth one of which grew from $0 to $1.3M in sales in under 1 year with total product line

### MastroShield
Sales & Marketing Director
July 2007 - February 2009 (1 year 8 months)

• Reporting to the Owner, promoted to Sales & Marketing Director and given a seat in the Executive Management Team due to strong success in B2B sales and leadership skills exhibited during the startup phase of the company
• Increased sales 270% in first year
• Built inside sales department and made 2 direct reports accountable for 1/3 of turnover
• Took full-line product training for internal and external applications from inception to completion with staff and dealer training courses and instruction manuals

### USA Shutter Company / Maestroshield
Inside Sales/Office Manager/Executive Assistant
May 2006 - June 2007 (1 year 2 months)

• Handled all basic office management, lead management and account development from startup
• Responsible for launching and hands on execution of a full marketing program from catalogs and price lists to
online content and tradeshow participation.
• Collaborated with Quality Manager to build ISO 9000 type Quality processes for all operational procedures
• Sales, order fulfillment, logistics, production and quality control from launch

### StAR Magazine
Assistant Editor
June 2005 - July 2006 (1 year 2 months)

• Proofed and edited articles for publication.  Wrote features and reviews. Copyedit bi-monthly issues of the StAR
• Resolved all billing, shipping and/or subscription discrepancies with magazine subscribers

## Education

### Ave Maria University

Bachelor's degree, English Language and Literature/Letters · (2001 - 2005)

### St. Dominic School

High School Diploma, Liberal Arts and Sciences/Liberal Studies · (1995 - 2001)